-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
 MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
 TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
 MfK3FTB7NDOsF5z4b3CSJeA2C6RSKwIy6GvwOEt4Z3moiErmS9pZ0ckOVyIvYUu0
 fyQh+lRp4Ez4uKMxETynWQ==



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer: EBT International, Inc.

Title of Class of Securities:  COMMON STOCK $.01 PAR VALUE

CUSIP Number: 268248101

Joseph M. Pastore III, Esq.
Brown Raysman Millstein Felder & Steiner LLP
CityPlace II, 10th Floor
Hartford, CT 06103
(860)275-6426
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2001
(Date of Even Which Requires Filing of this Statement)


Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 1.	Name of Reporting Person and S.S. or I.R.S. Identification
	 No of Above Person:	PERFORMANCE SPECIALIST GROUP, LLC.
				Tax ID:  134067067

 2.	Check the Appropriate Box if a Member of a Group
		a.
		b.

 3.	SEC Use Only

 4.	Citizenship or Place of Organization:
		NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With:

 5.	Sole Voting Power:	1150391

 6.	Shared Voting Power:	0

 7.	Sole Dispositive Power:	1150391

 8.	Shared Dispositive Power:	0

 9.	Aggregate Amount Beneficially
	Owned by Each Reporting Person:	1150391

10.	Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares:

11.	Percent of Class Represented by Amount in Row (9):	  7.7%

12.	Type of Reporting Person: BD


Item 1(a) Name of Issuer:  EBT INTERNATIONAL, INC.

        1(b) Address of Issuer's Principal Executive Offices:
		299 Promenade Street, Providence, RI 02908

Item 2(a) - (c).  Name, Principal Business Address, and Citizenship of
                 Persons Filing:
		Performance Specialist Group, LLC   14 Wall St. 27th floor
                New York, New York 10005.

	(d)	Title of Class of Securities: COMMON STOCK $.01 PAR VALUE

           (e) CUSIP Number: 268248101

Item 3.	This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
        Performance Specialist
       Group, LLC. is a registered broker/dealer under the Securities and Exchange Act of 1934.

Item 4.	Ownership.
        Ownership as of December 31, 2001 is incorporated by reference to items (5) - (9) and (11) of the cover page of the reporting person.
Item 5.	Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which
       Acquired theSecurity Being Reported by the Parent Holding Company.
			Not Applicable

Item 8.	Identification and Classification of Members of the Group.
			Not Applicable

Item 9.	Notice of Dissolution of the Group.
			Not Applicable

Item 10.

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 4, 2002

By: /s/	Mark Schalles
  Title: Chief Financial Officer